UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 1, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

For immediate release

METHANEX REPAYS PROJECT DEBT

March 31, 2004

Methanex Corporation has repaid US$182 million representing settlement of all of the debt related to its 850,000 tonne per year Titan methanol facility in Trinidad.

Bruce Aitken, President and COO of Methanex commented, “Reducing our debt levels in the current strong methanol price environment is consistent with our track record for financial prudence and our balanced approach in using excess cash. This transaction lowers our interest expense and provides us with additional operating flexibility as we further integrate this low cost production facility into our global supply chain.”

Mr. Aitken concluded, “We continue to enjoy excellent financial strength and flexibility. After repayment of the Titan project debt, our cash balances are in excess of US$100 million and we have an undrawn US$250 million revolving credit facility.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600